State of Utah                                            Stamped RECEIVED
Department of Commerce                                   1993 DEC 21 PM 4:17
Division of Corporations and Commercial Code             Division of Corpora.
Hereby certify that the foregoing has been filed         State of Utah
and approved on the 21st day of Dec 1993 at the office of this Division and hereby issue this Certificate thereof
Examiner BS Date 12/21/93

                    CERTIFICATE OF AMENDMENT
               TO OF THE ARTICLES OF INCORPORATION

                   DIAMOND LAKE MINERALS, INC.
                      (fka G&L ENERGY, INC.)

     A Special Meeting of Shareholders of G&L Energy, INC. (the "Company") was held on the 30th of November, 1993 at the Red Lion Hotel, 255 South West Temple, Salt Lake City, Utah, 84101, at 11:00 a.m. Mountain Standard Time pursuant to notice thereof. On the date of the Meeting there were 999,000 common shares issued and outstanding, and there were present or represented by proxy at the Meeting 716,500 common shares, all of which voted in favor of adopting a resolution authorizing the Company's Board of Directors to amend the Company's Articles of Incorporation as follows:

     Article VIII - STOCK is proposed to be amended as follows:

                           ARTICLE VIII
                              STOCK

     (a) The Corporation is authorized to issue two classes of shares to be designated respectively "preferred" and "common". The total number of shares which the corporation is authorized to issue is One-Hundred Million (100,000,000) shares. The number of preferred shares authorized is Fifty-Million (50,000,000) shares, and the par value of each such share is $.001. The number of common shares authorized is Fifty-Million (50,000,000) shares, and the par value of each such share is $.001.

     (b) The authorized common stock of this corporation may be issued at such time, upon such terms and conditions, and for such consideration as the Board of Directors shall determine.

     (c) The preferred shares may be issued in series and from time to time with such designations, preferences, and relative participating, optional, or other rights, qualifications, limitations, or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issue of such class, classes or series adopted by the Board of Directors, pursuant to the authority hereby given as provided by statute. Each class or series may be made subject to redemption as such time and at such price or prices as such resolution or resolutions providing for the issue of such stock shall state and express. The holders of the preferred stock of any class or series shall be entitled to receive dividends at such rates, on such conditions, and at such times, and shall be entitled to such rights upon the dissolution of, or upon any distribution of, the assets of the corporation, and the preferred stock of any class or series may be convertible into or exchangeable for shares of any other class, classes, or series of capital stock of the corporation, at such price or prices, or at such rates of exchange, and with such adjustments, and shall be stated and expressed in the resolution or resolutions of the Board of Directors providing for the issuance thereof.

     WHEREFORE, the Corporation has hereunto set its hand this 30th day of November, 1993.

DIAMOND LAKE MINERALS, INC.

/s/ Thomas R. Warren
---------------------
Thomas R. Warren, President



/s/ Greg Markham
----------------
Greg Markham, Secretary